Exhibit 99.2

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year Ended March 31, 2019

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents
1.	Core Business and Strategy	2
2.	Fiscal Year 2019 Highlights	2
3.	Fourth Quarter of Fiscal Year 2019 Highlights	3
4.	Operating Performance	4
5.	Fiscal 2020 Production and Cash Cost Guidance	13
6.	Investment in New Pacific Metals Corp. (“NUAG”)	14
7.	Fiscal Year 2019 Financial Results	16
8.	Fourth Quarter Fiscal 2019 Financial Results	19
9.	Liquidity and Capital Resources	21
10.	Financial Instruments and Related Risks	22
11.	Off-Balance Sheet Arrangements	24
12.	Transactions with Related Parties	24
13.	Alternative Performance (Non-IFRS) Measures	25
14.	Critical Accounting Policies, Judgments, and Estimates	33
15.	New Accounting Standards	33
16.	Other MD&A Requirements	35
17.	Outstanding Share Data	35
18.	Risks and Uncertainties	35
19.	Corporate Governance, Safety, Environment and Social Responsibility	39
20.	Disclosure Controls and Procedures	40
21.	Management’s Report on Internal Control over Financial Reporting	40
22.	Changes in Internal Control over Financial Reporting	41
23.	Directors and Officers	41
Forward Looking Statements		41

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2019 and the related notes contained therein. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Silvercorp’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended March 31, 2019. This MD&A refers to various non-IFRS measures, such as total and cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of byproduct credits, cash flow from operations per share, and production cost per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations in section 13 of this MD&A. Figures may not add due to rounding.

This MD&A is prepared as of May 22, 2019 and expressed in thousands of U.S. dollars, except share per share, unit cost, and production data, or unless otherwise stated.

1.	Core Business and Strategy

Silvercorp is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China. Silvercorp is the primary silver producer in China through the operation of several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and GC silver-lead-zinc mine in Guangdong Province, China. The Company’s common shares are traded on the Toronto Stock Exchange and NYSE American Stock Exchange.

2.	Fiscal Year 2019 Highlights

  Ore mined up 5% to 906,794 tonnes compared to the prior year;

  Metals sold amounted to approximately 6.4 million ounces of silver, 3,500 ounces of gold, 64.8 million pounds of lead, and 22.7 million pounds of zinc, up 6%, 13%, 5% and 16%, respectively, compared to the prior year;

  Sales of $170.5 million, compared to $170.0 million in the prior year;

  Gross profit margin of 49% compared to 52% in the prior year, with the decrease mainly due to lower metal prices;

  Net income attributable to equity shareholders of $39.7 million, or $0.23 per share compared to $47.0 million, or $0.27 per year in the prior year. The adjusted net income attributable to equity shareholders of $32.2 million, or $0.19 per share, compared to $41.5 million, or $0.24 per share, in the prior year;

  Cash cost per ounce of silver1, net of by-product credits, of negative $4.29 compared to negative $4.73 in the prior year;

  All-in sustaining cost per ounce of silver1, net of by-product credits, of $3.52, compared to $3.27 in the prior year;

  Cash flow from operations of $67.8 million, compared to $67.9 million in the prior year;

  Paid $18.2 million of income tax, including $5.2 million of withholding tax, compared to $19.7 million of income tax, including $1.0 million of withholding tax in the prior year;

  Paid $4.2 million of dividends to the Company’s shareholders, compared to $3.4 million in the prior year; and

[1] Non-IFRS measure. Please refer to section 13 for reconciliation.
	Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

  Ended the fiscal year with $115.3 million in cash and cash equivalents and short-term investments, an increase of $9.2 million or 9% compared to $106.1 million as at March 31, 2018.

3.	Fourth Quarter of Fiscal Year 2019 Highlights

  Ore mined up 13% to 161,400 tonnes compared to the prior year quarter;

  Metals sold amounted to approximately 1.3 million ounces of silver, 700 ounces of gold, 12.7 million pounds of lead, and 7.3 million pounds of zinc, compared to approximately 1.4 million ounces of silver, 700 ounces of gold, 13.3 million pounds of lead, and 2.6 million pounds of zinc sold in the prior year quarter.

  Sales of $35.0 million, down 9% compared to $38.4 million in the prior year quarter;

  Gross profit margin of 47% compared to 50% in the prior year quarter;

  Net income attributable to equity shareholders of $12.1 million, or $0.07 per share compared to $12.2 million or $0.07 per share in the prior year quarter. The adjusted net income attributable to equity shareholders of $4.6 million, or $0.03 per share, compared to $7.5 million, or $0.04 per share, in the prior year quarter;

  Cash cost per ounce of silver, net of by-product credits, of negative $3.97 compared to negative $3.89 in the prior year quarter;

  All-in sustaining cost per ounce of silver, net of by-product credits, of $4.49, compared to $3.04 in the prior year quarter; and

  Cash flow from operations of $6.0 million, compared to $2.9 million in the prior year quarter.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

4.	Operating Performance

The following table summarizes consolidated and each mining district’s operational information for the year ended March 31, 2019:

		Year ended March 31, 2019
		Ying Mining
		District[1]	GC2	Total
Production Data
Mine Data
	Ore Mined (tonne)	622,576	284,218	906,794
	Ore Milled (tonne)	619,851	288,995	908,846

+	Mining cost per tonne of ore mined ($)	88.19	46.04	74.98
	Cash mining cost per tonne of ore mined ($)	63.39	37.73	55.35
	Non cash mining cost per tonne of ore mined ($)	24.80	8.31	19.63

+	Unit shipping costs($)	4.22	-	2.88

+	Milling cost per tonne of ore milled ($)	12.58	17.01	13.99
	Cash milling cost per tonne of ore milled ($)	10.43	14.39	11.69
	Non cash milling cost per tonne of ore milled ($)	2.15	2.62	2.30

+	Average Production Cost
	Silver ($ per ounce)	5.89	5.93	6.10
	Gold ($ per ounce)	473	-	503
	Lead ($ per pound)	0.45	0.60	0.48
	Zinc ($ per pound)	0.43	0.56	0.44
	Other ($ per pound)	0.44	0.03	0.08

+	Total production cost per ounce of Silver, net of by-product credits ($)	(0.42)	(7.95)	(1.16)
+	Total cash cost per ounce of Silver, net of by-product credits ($)	(3.35)	(12.97)	(4.29)

+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	2.60	(6.28)	3.52
+	All-in cost per ounce of Silver, net of by-product credits ($)	4.30	(5.49)	5.22

	Recovery Rates
	Silver (%)	95.8	78.4	93.8
	Lead (%)	95.7	90.4	94.9
	Zinc (%)	54.1	84.9	72.8

	Head Grades
	Silver (gram/tonne)	311	86	240
	Lead (%)	4.4	1.5	3.5
	Zinc (%)	0.9	3.0	1.6

Concentrate in stock
	Lead concentrate (tonne)	3,150	98	3,248
	Zinc concentrate (tonne)	250	118	368

Sales Data
	Metal Sales
	Silver (in thousands of ounces)	5,764	626	6,390
	Gold (in thousands of ounces)	3.5	-	3.5
	Lead (in thousands of pounds)	56,138	8,650	64,788
	Zinc (in thousands of pounds)	6,626	16,090	22,716

	Metal Sales
	Silver (in thousands of $)	74,702	5,952	80,654
	Gold (in thousands of $)	3,642	-	3,642
	Lead (in thousands of $)	55,739	8,372	64,111
	Zinc (in thousands of $)	6,305	14,349	20,654
	Other (in thousands of $)	1,095	363	1,458
		141,483	29,036	170,519
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	12.96	9.51	12.62
	Gold ($ per ounce)	1,041	-	1,041
	Lead ($ per pound)	0.99	0.97	0.99
	Zinc ($ per pound)	0.95	0.89	0.91

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 53.19% from lead concentrates and 25.18% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lowers the net silver selling price.
+ Non-IFRS measures, see section 13 for reconciliation

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the year ended March 31, 2018:

		Year ended March 31, 2018
		Ying Mining
		District[1]	GC2	Total
Production Data
Mine Data
	Ore Mined (tonne)	614,141	245,783	859,924
	Ore Milled (tonne)	618,732	244,338	863,070

+	Mining cost per tonne of ore mined ($)	84.59	45.73	73.48
	Cash mining cost per tonne of ore mined ($)	61.46	37.48	54.60
	Non cash mining cost per tonne of ore mined ($)	23.13	8.25	18.88

+	Unit shipping costs($)	4.01	-	2.87

+	Milling cost per tonne of ore milled ($)	11.71	19.17	13.82
	Cash milling cost per tonne of ore milled ($)	9.49	15.72	11.25
	Non cash milling cost per tonne of ore milled ($)	2.22	3.45	2.57

+	Average Production Cost
	Silver ($ per ounce)	5.93	6.52	6.21
	Gold ($ per ounce)	443	-	475
	Lead ($ per pound)	0.43	0.61	0.46
	Zinc ($ per pound)	0.48	0.66	0.50
	Other ($ per pound)	0.41	0.01	0.02

+	Total production cost per ounce of Silver, net of by-product credits ($)	(1.07)	(7.41)	(1.70)
+	Total cash cost per ounce of Silver, net of by-product credits ($)	(3.88)	(12.37)	(4.73)

+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	2.04	(3.69)	3.27
+	All-in cost per ounce of Silver, net of by-product credits ($)	2.72	(2.88)	4.01

	Recovery Rates
	Silver (%)	95.7	76.2	93.5
	Lead (%)	96.3	85.4	95.1
	Zinc (%)	52.3	81.8	68.7

	Head Grades
	Silver (gram/tonne)	305	98	246
	Lead (%)	4.4	1.5	3.6
	Zinc (%)	0.9	2.8	1.4

Concentrate in stock
	Lead concentrate (tonne)	4,050	20	4,070
	Zinc concentrate (tonne)	350	20	370

Sales Data
	Metal Sales
	Silver (in thousands of ounces)	5,437	603	6,040
	Gold (in thousands of ounces)	3.1	-	3.1
	Lead (in thousands of pounds)	55,180	6,754	61,934
	Zinc (in thousands of pounds)	6,136	13,433	19,569
	Other (in thousands of pound)	524	16,276	16,800

	Metal Sales
	Silver (in thousands of $)	75,891	6,463	82,354
	Gold (in thousands of $)	3,232	-	3,232
	Lead (in thousands of $)	55,488	6,763	62,251
	Zinc (in thousands of $)	7,000	14,462	21,462
	Other (in thousands of $)	502	238	740
		142,113	27,926	170,039
Average Selling Price,Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	13.96	10.72	13.63
	Gold ($ per ounce)	1,043	-	1,043
	Lead ($ per pound)	1.01	1.00	1.01
	Zinc ($ per pound)	1.14	1.08	1.10

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 55.2% from lead concentrates and 21.0% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
+ Mineral resouces tax was excluded from production costs, but presented as a separate line item on the consolidated statements of income
+ Non-IFRS measures, see section 13 for reconciliation

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the three months ended March 31, 2019:

		Three months ended March 31, 2019
		Ying Mining District[1]	GC2	Total
Production Data
Mine Data
	Ore Mined (tonne)	111,032	50,368	161,400
	Ore Milled (tonne)	107,039	52,865	159,904

+	Mining cost per tonne of ore mined ($)	93.86	50.13	80.22
	Cash mining cost per tonne of ore mined ($)	65.24	40.58	57.55
	Non cash mining cost per tonne of ore mined ($)	28.62	9.55	22.67

+	Unit shipping costs($)	3.97	-	2.72

+	Milling cost per tonne of ore milled ($)	15.55	21.70	17.58
	Cash milling cost per tonne of ore milled ($)	12.57	18.52	14.53
	Non cash milling cost per tonne of ore milled ($)	2.98	3.18	3.05

+	Average Production Cost
	Silver ($ per ounce)	6.13	6.08	6.41
	Gold ($ per ounce)	501	-	546
	Lead ($ per pound)	0.42	0.59	0.45
	Zinc ($ per pound)	0.38	0.47	0.38
	Other ($ per pound)	0.42	0.06	0.11

+	Total production cost per ounce of Silver, net of by-product credits ($)	0.27	(5.30)	(0.47)
+	Total cash cost per ounce of Silver, net of by-product credits ($)	(3.02)	(10.23)	(3.97)

+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	3.28	(4.97)	4.49
+	All-in cost per ounce of Silver, net of by-product credits ($)	8.39	(4.45)	9.09

	Recovery Rates
	Silver (%)	95.5	81.3	93.6
	Lead (%)	96.1	91.5	95.3
	Zinc (%)	63.7	85.7	77.7

	Head Grades
	Silver (gram/tonne)	324	101	250
	Lead (%)	4.5	1.8	3.6
	Zinc (%)	0.9	3.3	1.7

Concentrate in stock
	Lead concentrate (tonne)	3,150	98	3,248
	Zinc concentrate (tonne)	250	118	368

Sales Data
	Metal Sales
	Silver (in thousands of ounces)	1,141	173	1,314
	Gold (in thousands of ounces)	0.7	-	0.7
	Lead (in thousands of pounds)	10,310	2,360	12,670
	Zinc (in thousands of pounds)	2,464	4,874	7,338

	Metal Sales
	Silver (in thousands of $)	15,137	1,595	16,732
	Gold (in thousands of $)	759	-	759
	Lead (in thousands of $)	9,318	2,102	11,420
	Zinc (in thousands of $)	2,028	3,501	5,529
	Other (in thousands of $)	344	168	512
		27,586	7,366	34,952
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	13.27	9.22	12.73
	Gold ($ per ounce)	1,084	-	1,084
	Lead ($ per pound)	0.90	0.89	0.90
	Zinc ($ per pound)	0.82	0.72	0.75

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 56.37% from lead concentrates and 24.92% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
+ Non-IFRS measures, see section 13 for reconciliation

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the three months ended March 31, 2018:

		Three months ended March 31, 2018
		Ying Mining
		District[1]	GC2	Total
Production Data
Mine Data
	Ore Mined (tonne)	113,820	29,442	143,262
	Ore Milled (tonne)	112,285	26,252	138,537

+	Mining cost per tonne of ore mined ($)	92.81	57.47	85.55
	Cash mining cost per tonne of ore mined ($)	65.88	45.92	61.78
	Non cash mining cost per tonne of ore mined ($)	26.93	11.55	23.77

+	Unit shipping costs($)	4.37	-	3.46

+	Milling cost per tonne of ore milled ($)	15.80	33.41	19.14
	Cash milling cost per tonne of ore milled ($)	12.59	25.07	14.96
	Non cash milling cost per tonne of ore milled ($)	3.21	8.34	4.18

+	Average Production Cost
	Silver ($ per ounce)	6.56	7.92	6.79
	Gold ($ per ounce)	509	-	532
	Lead ($ per pound)	0.49	0.81	0.52
	Zinc ($ per pound)	0.57	0.89	0.61
	Other ($ per pound)	0.03	-	-

+	Total production cost per ounce of Silver, net of by-product credits ($)	(0.04)	(5.73)	(0.30)
+	Total cash cost per ounce of Silver, net of by-product credits ($)	(3.41)	(13.95)	(3.89)

+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	1.39	(4.57)	3.04
+	All-in cost per ounce of Silver, net of by-product credits ($)	2.81	2.62	4.91

	Recovery Rates
	Silver (%)	95.9	76.3	94.6
	Lead (%)	96.5	87.5	95.9
	Zinc (%)	54.5	85.7	67.6

	Head Grades
	Silver (gram/tonne)	309	96	269
	Lead (%)	4.3	1.3	3.8
	Zinc (%)	1.0	2.9	1.3

Concentrate in stock
	Lead concentrate (tonne)	4,050	20	4,070
	Zinc concentrate (tonne)	350	20	370

Sales Data
	Metal Sales
	Silver (in thousands of ounces)	1,319	63	1,382
	Gold (in thousands of ounces)	0.7	-	0.7
	Lead (in thousands of pounds)	12,649	688	13,337
	Zinc (in thousands of pounds)	1,106	1,479	2,585

	Metal Sales
	Silver (in thousands of $)	19,041	728	19,769
	Gold (in thousands of $)	784	-	784
	Lead (in thousands of $)	13,760	815	14,575
	Zinc (in thousands of $)	1,396	1,914	3,310
	Other (in thousands of $)	7	4	11
		34,988	3,461	38,449
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	14.44	11.56	14.30
	Gold ($ per ounce)	1,120	-	1,120
	Lead ($ per pound)	1.09	1.18	1.09
	Zinc ($ per pound)	1.26	1.29	1.28

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 53.1% from lead concentrates and 23.2% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
+Non-IFRS measures, see section 13 for reconciliation

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(a) Mine and Mill Production

In Fiscal 2019, on a consolidated basis, the Company mined 906,794 tonnes of ore, an increase of 5% or 46,870 tonnes, compared to 859,924 tonnes in Fiscal 2018. Ore mined at the Ying Mining District increased by 1% or 8,435 tonnes, and ore mined at the GC Mine increased by 16% or 38,435 tonnes. Ore milled in Fiscal 2019 was 908,846 tonnes, an increase of 5% compared to 863,070 tonnes in Fiscal 2018.

During the three months ended March 31, 2019 (“Q4 Fiscal 2019”), the Company mined 161,400 tonnes of ore, and increase of 13%, compared to 143,262 tonnes in Q4 Fiscal 2018. Correspondingly, ore milled in Q4 Fiscal 2019 was 159,904 tonnes, an increase of 15% compared to 138,537 tonnes in Q4 Fiscal 2018.

(b) Metal Sales

In Fiscal 2019, the Company sold approximately 6.4 million ounces of silver, 3,500 ounces of gold, 64.8 million pounds of lead, and 22.7 million pounds of zinc, up 6%, 13%, 5%, and 16%, respectively, compared to 6.0 million ounces of silver, 3,100 ounces of gold, 61.9 million pounds of lead, and 19.6 million pounds of zinc in Fiscal 2018.

In Q4 Fiscal 2019, the Company sold approximately 1.3 million ounces of silver, 700 ounces of gold, 12.7 million pounds of lead, and 7.3 million pounds of zinc compared to 1.4 million ounces of silver, 700 ounces of gold, 13.3 million pounds of lead, and 2.6 million pounds of zinc in Q4 Fiscal 2018.

As at March 31, 2019, the Company had inventories of 3,248 tonnes of silver-lead concentrate and 368 tonnes of zinc concentrate, containing approximately 0.3 million ounces of silver, 3.2 million pounds of lead, and 0.4 million pounds of zinc.

(c) Mining and Milling Cost1

In Fiscal 2019, the consolidated total mining cost and cash mining cost were $74.98 and $55.35 per tonne, up 2% and 1%, respectively, compared to $73.48 and $54.60 per tonne, respectively, in Fiscal 2018. The increase in cash mining cost was mainly due to inflation resulting in an increase of i) $1.1 million in mining contractor’s costs; ii) $0.6 million in raw material costs; and iii) $0.6 million in utility costs.

The consolidated total milling cost and cash milling cost were $13.99 and $11.69 per tonne, up 1% and 4%, respectively, compared to $13.82 and $11.25 per tonne, respectively, in Fiscal 2018. The increase in the cash milling cost was mainly due to a $0.4 million increase in raw material costs.

The consolidated cash production cost per tonne of ore processed in Fiscal 2019 was $69.92, a 2% increase compared to $68.72 in Fiscal 2018, but below the Company’s annual guidance.

In Q4 Fiscal 2019, the consolidated total mining cost and cash mining cost were $80.22 and $57.55 per tonne, down 6% and 7%, respectively, compared to $85.55 and $61.78 per tonne in Q4 Fiscal 2018. The consolidated total milling cost and cash milling cost in Q4 Fiscal 2019 were $17.58 and $14.53 per tonne, down 8% and 3%, respectively, compared to $19.14 and $14.96 per tonne in Q4 Fiscal 2018.

(d) Total and Cash Cost per Ounce of Silver, Net of By-Product Credits

In Fiscal 2019, the consolidated total production cost and cash production cost per ounce of silver, net of by-product credits, were negative $1.16 and negative $4.29, respectively, compared to negative $1.70 and negative $4.73, respectively, in the prior year. The increase was mainly due to a $3.3 million increase in cash production cost expensed offset by a $2.2 million increase in by-product credits.

In Q4 Fiscal 2019, the consolidated total production cost and cash production cost per ounce of silver, net of by-product credits, were negative $0.47 and negative $3.97, respectively, compared to negative

1 Non-IFRS measure. Please refer to section 13 for reconciliation.
Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

$0.30 and negative $3.89 in Q4 Fiscal 2018. The improvement was mainly due to the decrease in per tonne mining and milling cost as discussed above.

(e) All-in Sustaining Cost per Ounce of Silver, Net of By-Product Credits

In Fiscal 2019, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $3.52, compared to $3.27 in Fiscal 2018. The increase was mainly due to i) a $3.4 million increase in cash production cost expensed; ii) a $0.7 million increase in general and administrative expenses; and iii) a $1.0 million increase in sustaining capital expenditures, offset by a $2.2 million increase in by-product credits.

In Q4 Fiscal 2019, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $4.49, compared to $3.04 in Q4 Fiscal 2018. The increase was mainly due to an increase of $1.4 million in sustaining capital expenditures.

(f) Operation Review i) Ying Mining District

The Ying Mining District consists of several mines, including the SGX, HPG, TLP, LM, PCG, and HZG mines, and is the Company’s primary source of production. The operational results at the Ying Mining District for the past five quarters and for the years ended March 31, 2019 and 2018 are summarized in the table below:

Ying Mining District	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Fiscal year ended March 31
	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	2019	2018
Ore Mined (tonne)	111,032	174,152	180,662	156,730	113,820	622,576	614,141
Ore Milled (tonne)	107,039	184,684	172,200	155,929	112,285	619,851	618,732
Head Grades
Silver (gram/tonne)	324	296	308	323	309	311	305
Lead (%)	4.5	4.1	4.6	4.5	4.3	4.4	4.4
Zinc (%)	0.9	0.8	0.9	1.1	1.0	0.9	0.9
Recoveries
Silver (%)	95.5	95.6	96.1	96.0	95.9	95.8	95.7
Lead (%)	96.1	95.2	95.6	96.3	96.5	95.7	96.3
Zinc (%)	63.7	50.2	51.2	54.5	54.5	54.1	52.3
Metal Sales
Silver (in thousands of ounce)	1,141	1,545	1,765	1,313	1,319	5,764	5,437
Gold (in thousands of ounce)	0.7	1.1	1.0	0.7	0.7	3.5	3.1
Lead (in thousands of pound)	10,310	15,156	17,359	13,313	12,649	56,138	55,180
Zinc (in thousands of pound)	2,464	381	1,648	2,133	1,106	6,626	6,136
Cash mining costs ($ per tonne)	65.24	63.04	58.65	63.49	65.88	63.39	61.46
Total mining costs ($ per tonne)	93.86	86.27	81.50	89.57	92.81	88.19	84.59
Cash milling costs ($ per tonne)	12.57	10.49	8.54	10.30	12.59	10.43	9.49
Total milling costs ($ per tonne)	15.55	12.24	10.47	12.60	15.80	12.58	11.71
Cash production costs ($ per tonne)	81.78	77.80	71.45	78.10	82.84	78.04	74.96

Cash costs per ounce of silver ($)	(3.02)	(1.74)	(2.80)	(6.25)	(3.41)	(3.35)	(3.88)
All-in sustaining costs per ounce of silver ($)	3.28	5.80	1.52	(0.28)	1.39	2.60	2.04

Fiscal 2019 vs. Fiscal 2018

In Fiscal 2019, the total ore mined at the Ying Mining District was 622,576 tonnes, an increase of 1% or 8,435 tonnes, compared to 614,141 tonnes mined in Fiscal 2018. Ore milled was 619,851 tonnes, an increase of 1,119 tonnes compared to 618,732 tonnes in Fiscal 2018.

Head grades of ore milled at the Ying Mining District in Fiscal 2019 were 311 grams per tonne (“g/t”) for silver, 4.4% for lead, and 0.9% for zinc, compared to 305 g/t for silver, 4.4% for lead, and 0.9% for zinc in Fiscal 2018. The Company continues to achieve positive dilution control using its “Enterprise Blog” to assist and manage daily operations.

In Fiscal 2019, the Ying Mining District sold approximately 5.8 million ounces of silver, 3,500 ounces of gold, 56.1 million pounds of lead, and 6.6 million pounds of zinc, up 6%, 13%, 2% and 8%, respectively, compared to 5.4 million ounces of silver, 3,100 ounces of gold, 55.2 million pounds of lead, and 6.1 million pounds of zinc in Fiscal 2018. As at March 31, 2019, the Ying Mining District has inventories of

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

3,150 tonnes of silver-lead concentrate and 250 tonnes of zinc concentrate, compared to 4,050 tonnes of silver-lead concentrate and 350 tonnes of zinc concentrate as at March 31, 2018.

Total mining cost and cash mining cost per tonne at the Ying Mining District in Fiscal 2019 were $88.19 and $63.39 per tonne, respectively, compared to $84.59 and $61.46 per tonne, respectively, in Fiscal 2018. The increase was mainly due to inflation resulting in an increase of i) $0.6 million in mining contractor’s costs, ii) $0.4 million in raw material costs, and iii) $0.7 million in utility costs. Total milling cost and cash milling cost per tonne at the Ying Mining District in Fiscal 2019 were $12.58 and $10.43, respectively, compared to $11.71 and $9.49, respectively, in Fiscal 2018.

Correspondingly, the total production cost and cash production cost per tonne of ore processed in Fiscal 2019 at the Ying Mining District were $104.99 and $78.04, respectively, compared to $100.31 and $74.96 in Fiscal 2018.

Cash cost per ounce of silver, net of by-product credits, at the Ying Mining District in Fiscal 2019, was negative $3.35 compared to negative $3.88 in the prior year. The increase in the cash cost per ounce of silver, net of by-product credits, was mainly due to a $2.4 million increase in cash production cost expensed offset by a $0.6 million increase in by-product credits.

All-in sustaining cost per ounce of silver, net of by-product credits, at the Ying Mining District in Fiscal 2019, was $2.60 compared to $2.04 in the prior year. The increase was mainly due to increases of $2.4 million in cash production costs expensed and $2.2 million in sustaining capital expenditures.

In Fiscal 2019, approximately 75,955 metres or $1.8 million worth of underground diamond drilling (Fiscal 2018 – 104,798 metres or $2.3 million) and 18,656 metres or $5.4 million worth of preparation tunnelling (Fiscal 2018 – 19,723 metres or $5.8 million) were completed and expensed as mining preparation cost at the Ying Mining District. In addition, approximately 65,653 metres or $23.2 million worth of horizontal tunnels, raises, ramps and declines (Fiscal 2018 – 61,827 metres or $20.1 million) were completed and capitalized.

Q4 Fiscal 2019 vs. Q4 Fiscal 2018

In Q4 Fiscal 2019, a total of 111,032 tonnes of ore were mined at the Ying Mining District, a decrease of 2% or 2,788 tonnes, compared to 113,820 tonnes in Q4 Fiscal 2018. Ore milled was 107,039 tonnes, a decrease of 3% or 5,246 tonnes, compared to 112,285 tonnes in Q4 Fiscal 2018.

Average head grades of ore processed were 324 g/t for silver, 4.5% for lead, and 0.9% for zinc compared to 309 g/t for silver, 4.3% for lead, and 1.0% for zinc in Q4 Fiscal 2018.

Metals sold were approximately 1.1 million ounces of silver, 700 ounces of gold, 10.3 million pounds of lead, and 2.5 million pounds of zinc, compared to 1.3 million ounces of silver, 700 ounces of gold, 12.6 million pounds of lead, and 1.1 million pounds of zinc in Q4 Fiscal 2018.

In Q4 Fiscal 2019, the cash mining cost at the Ying Mining District was $65.24 per tonne, down 1% compared to $65.88 in Q4 Fiscal 2018. The cash milling cost was $12.57 per tonne compared to $12.59 in Q4 Fiscal 2018.

In Q4 Fiscal 2019, cash cost per ounce of silver and all in sustaining cost per ounce of silver, net of byproduct credits, at the Ying Mining District were negative $3.02 and $3.28, respectively, compared to negative $3.41 and $1.39 in Q4 Fiscal 2018.

In Q4 Fiscal 2019, approximately 6,083 metres or $0.3 million worth of underground diamond drilling (Q4 Fiscal 2018 – 18,791 metres or $0.6 million) and 3,061 metres or $1.0 million worth of preparation tunnelling (Q4 Fiscal 2018 – 2,809 metres or $0.9 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 10,730 metres or $4.0 million worth of horizontal tunnels, raises, and declines (Q4 Fiscal 2018 – 9,653 metres or $3.9 million) were completed and capitalized.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

ii) GC Mine

The operational results at the GC Mine for the past five quarters and for the year ended March 31, 2019 and 2018 are summarized in the table below:

GC Mine	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Fiscal year ended March 31
	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	2019	2018
Ore Mined (tonne)	50,368	86,126	67,757	79,967	29,442	284,218	245,783
Ore Milled (tonne)	52,865	86,792	67,528	81,811	26,252	288,995	244,338
Head Grades
Silver (gram/tonne)	101	84	78	87	96	86	98
Lead (%)	1.8	1.6	1.4	1.3	1.3	1.5	1.5
Zinc (%)	3.3	3.1	2.8	2.9	2.9	3.0	2.8
Recovery Rates
Silver (%)	81.3	80.5	76.7	75.3	76.3	78.4	76.2
Lead (%)	91.5	916.0	91.2	87.1	87.5	90.4	85.4
Zinc (%)	85.7	85.5	83.3	84.8	85.7	84.9	81.8
Metal Sales
Silver (in thousands of ounce)	173	167	136	150	63	626	603
Lead (in thousands of pound)	2,360	2,644	2,063	1,583	688	8,650	6,754
Zinc (in thousands of pound)	4,874	3,730	3,240	4,244	1,479	16,090	13,433
Cash mining cost ($ per tonne)	40.58	34.17	41.25	36.78	45.92	37.73	37.48
Total mining cost ($ per tonne)	50.13	42.40	49.29	44.62	57.47	46.04	45.73
Cash milling cost ($ per tonne)	18.52	14.08	11.45	14.46	25.07	14.39	15.72
Total milling cost ($ per tonne)	21.70	15.98	14.47	17.14	33.41	17.01	19.17
Cash production cost ($ per tonne)	59.10	48.25	52.70	51.24	70.99	52.12	53.20

Cash cost per ounce of silver ($)	(10.23)	(12.32)	(10.81)	(18.81)	(13.95)	(12.97)	(12.37)
All-in sustaining cost per ounce of silver ($)	(4.97)	(6.54)	(2.03)	(11.36)	(4.57)	(6.28)	(3.69)

Fiscal 2019 vs. Fiscal 2018

In Fiscal 2019, the total ore mined at the GC Mine was 284,218 tonnes, an increase of 16% or 38,435 tonnes, compared to 245,783 tonnes in Fiscal 2018, while ore milled was 288,995 tonnes, an increase of 18% or 44,657 tonnes, compared to 244,338 tonnes in Fiscal 2018.

Average head grades of ore processed at the GC Mine were 86 g/t for silver, 1.5% for lead, and 3.0% for zinc compared to 98 g/t for silver, 1.5% for lead, and 2.8% for zinc in the prior year. Recovery rates of ore processed at the GC Mine were 78.4% for silver, 90.4% for lead, and 84.9% for zinc, compared to 76.2% for silver, 85.4% for lead, and 81.8% for zinc in Fiscal 2018.

In Fiscal 2019, the GC Mine sold 626,000 ounces of silver, 8.7 million pounds of lead, and 16.1 million pounds of zinc, compared to 603,000 ounces of silver, 6.8 million pounds of lead, and 13.4 million pounds of zinc in Fiscal 2018.

Total mining cost and cash mining cost at the GC Mine in Fiscal 2019 were $46.04 and $37.73 per tonne, respectively, a slight increase of 1% compared to $45.73 and $37.48 per tonne, respectively, in Fiscal 2018. Total milling cost and cash milling cost per tonne at the GC Mine were $17.01 and $14.39, respectively, down 11% and 8%, compared to $19.17 and $15.72, respectively, in Fiscal 2018.

Correspondingly, total production cost and cash production cost per tonne of ore processed in Fiscal 2019 at the GC Mine were $63.05 and $52.12, respectively, a decrease of 3% and 2%, compared to $64.90 and $53.20, respectively, in Fiscal 2018.

Cash cost per ounce of silver, net of by-product credits, at the GC Mine, was negative $12.97 compared to negative $12.37 in the prior year. The decrease was mainly due to a 4% increase in by-product credits resulting from increases of 28% in lead and 20% in zinc sold offset by a decrease of 3% and 17% in net realized lead and zinc selling prices at the GC Mine.

All-in sustaining cost per ounce of silver, net of by-product credits, in Fiscal 2019 at the GC Mine was negative $6.28 compared to negative $3.69 in the prior year. The improvement was mainly due to an increase of $1.6 million in by-product credits and a decrease of $0.9 million in sustaining capital expenditures.

In Fiscal 2019, approximately 24,727 metres or $1.3 million worth of underground diamond drilling (Fiscal 2018 – 21,717 metres or $1.1 million) and 19,844 metres or $5.2 million worth of tunnelling

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(Fiscal 2018 – 15,811 metres or $4.5 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 1,374 metres or $1.0 million of horizontal tunnels, raises and declines (Fiscal 2018 – 320 metres or $0.3 million) were completed and capitalized.

Q4 Fiscal 2019 vs. Q4 Fiscal 2018

In Q4 Fiscal 2019, a total of 50,368 tonnes of ore were mined and 52,865 tonnes were milled at the GC Mine, up 71% and 101%, respectively, compared to 29,442 tonnes mined and 26,252 tonnes milled in Q4 Fiscal 2018.

Average head grades of ore milled were 101 g/t for silver, 1.8% for lead, and 3.3% for zinc compared to 96 g/t for silver, 1.3% for lead, and 2.9% for zinc in the same prior year quarter.

Metals sold were approximately 173,000 ounces of silver, 2.4 million pounds of lead, and 4.9 million pounds of zinc, compared to 63,000 ounces of silver, 0.7 million pounds of lead, and 1.5 million pounds of zinc in the same prior year quarter.

The cash mining cost at the GC Mine was $40.58 per tonne, a decrease of 12% compared to $45.92 per tonne in the same prior year quarter. The cash milling cost was $18.52 per tonne, a decrease of 26% compared to $25.07 in the same prior year quarter. Correspondingly, the cash production cost per tonne decreased by 17% to $59.10 from $70.99 in the same prior year quarter. The improvement in production cost was mainly due to higher production output resulting in lower fixed cost allocation.

Cash cost per ounce of silver and all-in sustaining cost per ounce of silver, net of by product credits, at the GC Mine, for Q4 Fiscal 2019, were negative $10.23 and negative $4.97, respectively, compared to negative $13.95 and negative $4.57 in the same prior year quarter.

In Q4 Fiscal 2019, approximately 2,864 metres or $0.3 million worth of underground diamond drilling (Q4 Fiscal 2018 – 3,464 metres or $0.2 million) and 3,366 metres or $0.9 million of tunnelling (Q4 Fiscal 2018 – 1,526 metres or $0.7 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 262 metres or $0.2 million of horizontal tunnels, raise, and declines (Q4 Fiscal 2018 – 40 metres or $0.1 million) were completed and capitalized.

In October 2018, the Company exercised its first right of refusal and entered into an agreement with GRT Mining Investment (Beijing) Co., Ltd. (“GRT”) to acquire from GRT a 4% ownership in the GC Mine for cash consideration of $2.2 million (RMB ¥15 million). GRT is a 5% equity shareholder of GC Mine and a related party of the Company as it is controlled by a relative of an officer and director of the Company. The transaction completed in January 2019, and the Company now holds a 99% ownership interest in the GC Mine. iii) BYP Mine

The BYP Mine was placed on care and maintenance in August 2014 in consideration of the required capital upgrades to sustain its ongoing production and the market environment. The Company continues to review alternatives for this project and is also carrying out activities to renew its mining license. An updated National Instrument 43-101 Technical Report on BYP Mine, with an effective date of April 30, 2019, was completed by RPM Global Asia Limited and filed by the Company’s SEDAR profile at www.sedar.com on May 08, 2019. iv) XHP Project

Activities at the XHP project, a development stage project, were suspended in Fiscal 2014. In April 2019, Henan Found, the Company’s 77.5% owned subsidiary, entered into a share transfer agreement (the “Agreement”) with an arm’s length private Chinese company to dispose of the XHP project. Pursuant to the Agreement, Henan Found will sell its 100% equity interest in SX Gold, the holding company of the XHP project, for $7.5 million (RMB ¥50 million), net of the amount SX Gold owes to Henan Found. As of the date of this MD&A, Henan Found received partial payments of $4.5 million (RMB ¥30 million) for the sale. The transaction is expected to close in the first quarter of Fiscal 2020.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

As at March 31, 2019, the carrying amount of the XHP project was remeasured to its recoverable amount, being its fair value less costs of disposal (“FVLCD”), based on the expected proceeds from the sale less certain debt settlement and estimated costs prior to the closing of the transaction. As a result, the Company recorded an impairment reversal of $7.3 million during the year ended March 31, 2019. v) Comparison of Fiscal 2019 Results with Fiscal 2019 Guidance

The following table provides a comparison of Fiscal 2019 results to the Fiscal 2019 production guidance provided in February 2018:

	Ying Mining District		GC Mine		Consolidated
	Actual	Guidance	Actual	Guidance	Actual	Guidance
Ore milled (tonne)	619,851	630,000	288,995	250,000	908,846	880,000
Head Grades
Silver (gram/tonne)	311	285	86	98
Lead (%)	4.4	4.3	1.5	1.6
Zinc (%)	0.9	0.9	3.0	3.0
Metal Production*
Silver ('000 Oz)	5,782	5,400	630	600	6,411	6,000
Lead ( million pounds)	56.2	56.1	8.7	7.5	65.0	63.6
Zinc (million pounds)	6.5	6.2	16.2	13.6	22.6	19.8
Costs
Cash production cost ($/tonne of ore)	78.04	75.40	52.12	57.20	69.92	70.20
All-in sustaining production cost ($/tonne of ore)	126.93	123.70	63.59	75.50	119.48	122.20
*Metal production is estimated based on head grades of the ore processed and metal recoveries.

On consolidated basis, ore production exceeded the guidance by 3% while silver, lead, and zinc production surpassed the guidance by 7%, 2%, and 14% respectively. The cash production cost per tonne was in line with the guidance, while the all-in sustaining cost, net of by-product credits, was 2% lower compared to the guidance.

At the Ying Mining District, silver and zinc production surpassed the guidance by 7% and 4%, respectively, while lead production was in line with the guidance. The higher silver production was mainly due to the increase in head grades offset by lower ore production achieved, and higher zinc production was mainly due to the improvement in recovery rates. The cash production cost per tonne was higher than the guidance mainly due to inflation resulting in higher raw material and utility costs and adjustments to mining contractor’s costs.

At the GC Mine, silver, lead and zinc production surpassed the guidance by 5%, 17% and 19%, respectively, mainly due to a 16% increase in ore production offset by lower head grades in silver and lead. Per tonne cash production cost and all-in sustaining production cost were 9% and 16% lower than the guidance.

5.	Fiscal 2020 Production and Cash Cost Guidance

Fiscal 2020 production guidance was previously announced in the Company’s news release dated February 14, 2019. The Company continues to expect production of approximately 900,000 tonnes of ore, yielding 6.1 million ounces of silver, 65.1 million pounds of lead, and 21.8 million pounds of zinc. Fiscal 2020 production guidance represents an increase of approximately 2% in silver production, 2% in lead production, and 10% in zinc production compared to the prior year’s guidance (Fiscal 2019 Guidance).

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

	Ore processed	Silver	Lead	Zinc
	(tonnes)	(g/t)	(%)	(%)
Ying Mining District	630,000	290	4.3	0.9
GC Mine	270,000	96	1.7	3.1

	Silver	Lead	Zinc	Cash cost*	AISC*
	(Moz)	(Mlbs)	(Mlbs)	($/t)	($/t)
Ying Mining District	5.5	56.2	6.3	78.2	130.2
GC Mine	0.6	8.9	15.5	56.7	77.4
Consolidated	6.1	65.1	21.8	71.8	125.5

*Both AISC and cash cost are non-IFRS measures. AISC refers to all-in sustaining cost per tonne of ore processed. Cash cost refers to cash production cost per tonne of ore processed. Foreign exchange rates assumptions used are: US$1 = CAD$1.30, US$1 = RMB¥6.50.

(a) Ying Mining District, Henan Province, China

In Fiscal 2020, the Company plans to mine and process 630,000 tonnes of ore at Ying Mining District averaging 290 g/t silver, 4.3% lead, and 0.9% zinc, with expected metal production of 5.5 million ounces of silver, 56.2 million pounds of lead and 6.3 million pounds of zinc. Fiscal 2020 production guidance at the Ying Mining District represents an increase of approximately 2% in silver head grade and 2% in silver and zinc metal production. Lead head grade and metal production are comparable to the prior year’s guidance.

The cash production cost is expected to be $78.20 per tonne of ore, and the all-in sustaining cost is estimated at $130.20 per tonne of ore processed.

Capital expenditures at the Ying Mining District in Fiscal 2020 are budgeted at $31.7 million, including $24.4 million for mine tunnelling and ramp development and $7.3 million for equipment and infrastructure.

(b) GC Mine, Guangdong Province, China

In Fiscal 2020, the Company plans to mine and process 270,000 tonnes of ore at GC Mine averaging 96 g/t silver, 1.7% lead, and 3.1% zinc with expected metal production of 0.6 million ounces of silver, 8.9 million pounds of lead and 15.5 million pounds of zinc. Fiscal 2020 production guidance at the GC Mine represents an increase of approximately 8% in ore production, 19% in lead production, and 14% in zinc production compared to the prior year’s guidance.

The cash production cost is expected to be $56.70 per tonne of ore, and the all-in sustaining cost is estimated at $77.4 per tonne of ore processed.

Capital expenditures at GC Mine in Fiscal 2020 are budgeted at $5.2 million, including $2.5 million for mine tunneling and ramp development, $1.4 million for a paste backfill plant, and $1.3 million for other equipment and infrastructure.

6.	Investment in New Pacific Metals Corp. (“NUAG”)

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: NUAG). NUAG is a related party of the Company by way of two common directors and officers, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

As at March 31, 2019, the Company owned 39,346,300 common shares (March 31, 2018 – 39,280,900) of NUAG, representing an ownership interest of 29.6% (March 31, 2018 – 29.8%). The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2017	10,806,300	$8,517	$8,517
Participate in Private placement	28,000,000	23,352
Purchase from open market	474,600	509
Share of net loss		(700)
Share of other comprehensive income		461
Impairment recovery		4,714
Dilution gain		822
Foreign exchange impact		326
Balance March 31, 2018	39,280,900	$38,001	$50,266
Purchase from open market	65,400	107
Share of net loss		(330)
Share of other comprehensive income		398
Impairment recovery		1,899
Foreign exchange impact		(1,372)
Balance March 31, 2019	39,346,300	$38,703	$69,783

Summarized financial information for the Company's investment in NUAG on a 100% basis is as follows:

	Years ended March 31,
	2019 (1)	2018 (1)
Income (loss) from investments	$576	$(976)
General and administrative expense	(2,286)	(2,527)
Foreign exchange gain (loss)	542	(358)
Other income	7	372
Net loss of associate	$(1,161)	$(3,489)
Adjustments to net loss of associate	23	760
Net loss of associate qualified for pick-up	$(1,138)	$(2,729)
Company's share of net loss	$(330)	$(700)

	March 31, 2019 (1)	March 31, 2018 (1)
Current assets	$17,233	$28,279
Non-current assets	62,568	57,268
Total assets	$79,801	$85,547

Current liabilities	675	970
Long-term liabilities	197	4,839
Total liabilities	872	5,809

Net assets	$78,929	$79,738
Company's share of net assets of associate	$23,371	$23,730
(1)NUAG's fiscal year-end is on June 30. NUAG's quarterly financial results were used to compile the financial information that matched with the Company's year-end on March 31.

Subsequent to March 31, 2019, the Company acquired additional 300,000 of NUAG shares from the public market for a total cost of $528 and exercised warrants to acquire 1,500,000 of NUAG shares for a cost of $2,348.

NUAG acquired a 100% interest in the Silver Sand Project, an early-stage exploration projects in the Potosi Department of Bolivia in July 2017. NUAG completed its 2018 Drill Program, a 55,010 meters exploration drilling program, at the Silver Sand Project and the drill results were released in NUAG’s news releases dated January 22, 2019 and February 20, 2019. On April 26, 2019, NUAG announced the

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

commencement of its 2019 drill program, consisting of about 55,000 metres of diamond drilling, at the Silver Sand Project.

As part of the Silver Sand Project’s expansion plan, in July 2018, NUAG entered into an acquisition agreement with private owners to acquire their 100% interest in certain mineral concessions located adjacent to the Silver Sand Project. On January 11, 2019, NUAG announced that through its wholly-owned subsidiary, Empresa Mineral Alcira S.A. (“Alcira”), it had entered into a Mining Production Contract (the “MPC”) with Corporación Minera de Bolivia (“COMIBOL”) granting NUAG the right to carry out exploration, mining, and production activities in the areas adjoining the Silver Sand Project. The MPC remains subject to ratification by the Plurinational Legislative Assembly of Bolivia.

7.	Fiscal Year 2019 Financial Results

(a) Selected Annual Information

	Fiscal 2019	Fiscal 2018	Fiscal 2017
Sales	$170,519	$170,039	$163,471
Gross Profit	83,197	87,884	88,186
Expenses and foreigh exchange	(20,765)	(23,284)	(20,486)
Impairment reversal	9,178	4,714	5,097
Dilution gain on investment in associate	-	822	-
Gain on disposal of NSR	-	4,320	-
Other Items	1,308	3,359	1,938
Net income	52,047	58,896	55,498
Net income (loss) attributable to the equity holders of the Company	39,724	46,994	43,674
Basic earnings (loss) per share	0.24	0.28	0.26
Diluted earnings (loss) per share	0.23	0.27	0.25
Cash dividend declared	4,208	3,362	1,585
Cash dividended declared per share	0.020	0.020	0.015
Total Assets	499,076	476,894	397,970
Total non-current liabilities	48,022	46,408	39,878

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, silver and lead prices.

(b) Financial Results – Fiscal 2019 compared to Fiscal 2018

Net income attributable to equity shareholders of the Company in Fiscal 2019 was $39.7 million or $0.23 per share, compared to $47.0 million or $0.27 per share in Fiscal 2018. The adjusted net income attributable to equity shareholders was $32.2 million or $0.19 per share after the adjustment of impairment reversal, compared to the adjusted net income of $41.5 million or $0.24 per share in Fiscal 2018.

In Fiscal 2019, the Company’s consolidated financial results were mainly impacted by i) an increase of 6%, 5% and 16% in silver, lead and zinc sold, respectively; ii) a decrease of 7%, 2% and 17% in the realized selling prices for silver, lead and zinc, respectively; and iii) a 2% increase in total production costs.

Sales in Fiscal 2019 were $170.5 million, up $0.5 million compared to $170.0 million in Fiscal 2018. Silver and gold sales represented $80.7 million and $3.6 million, respectively, while base metals represented $86.2 million of the total sales, compared to silver, gold and base metals sales of $82.4 million, $3.2 million, and $84.5 million, respectively, in Fiscal 2018.

Fluctuation in sales revenue is mainly dependent on metal sales and realized metal prices. The net realized selling price is calculated using the Shanghai Metal Exchange (“SME”) price, less smelter

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

charges, recovery, and value added tax (“VAT”). VAT is not applied to gold sales. The following table is a reconciliation of the Company’s net realized selling prices in Fiscal 2019, including a comparison with London Metal Exchange (“LME”) prices:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	F2019	F2018	F2019	F2018	F2019	F2018	F2019	F2018
Net realized selling prices	$12.62	$13.63	$1,041	$1,043	$0.99	$1.01	$0.91	$1.10
Add back: Value added taxes	2.02	2.32	-	-	0.16	0.17	0.15	0.19
Add back: Smelter charges and recovery	1.93	1.91	228	252	0.12	0.09	0.46	0.40
SME	$16.57	$17.86	$1,269	$1,295	$1.27	$1.27	$1.52	$1.69
LME	$15.80	$16.88	$1,262	$1,286	$0.96	$1.08	$1.24	$1.39

Cost of sales in Fiscal 2019 was $87.3 million compared to $82.2 million in Fiscal 2018. The cost of sales included $62.5 million of cash production cost (Fiscal 2018 - $59.1 million), $4.9 million of mineral resources tax (Fiscal 2018 - $4.8 million), and $20.0 million of depreciation, amortization and depletion charges (Fiscal 2018 - $18.2 million). The increase in cash production costs expensed and amortization charges were mainly due to a 2% increase in production costs and more metals sold. The increase in mineral resources tax was associated with the increase in revenue. The cash production costs expensed in cost of sales represents approximately 893,000 tonnes of ore processed and expensed at a cost of $69.92 per tonne (Fiscal 2018 – approximately 861,000 tonnes at $68.72 per tonne).

Gross profit margin in Fiscal 2019 was 49%, compared to 52% in Fiscal 2018. The decrease was mainly due to the decrease in the realized metal selling prices. Ying Mining District’s gross profit margin was 52% compared to 55% in Fiscal 2018. GC Mine’s gross profit margin was 35% compared to 36% in Fiscal 2018.

General and administrative expenses were $19.4 million in Fiscal 2019, and increase of 4% compared to $18.7 million in Fiscal 2018. The increase was mainly due to a $0.3 million increase in non-cash stock based compensation expenses and a $1.0 million increase in labour costs, arising primarily from the increase of employees’ pay rate as well as an increase in social insurance premium in China, offset by a $0.7 million decrease in discretionary office and administrative expenses. Items included in general and administrative expenses are as follows:

(i)	Amortization expenses of $1.3 million (Fiscal 2018 - $1.2 million);
(ii)	Office and administrative expenses of $6.0 million (Fiscal 2018 - $6.7 million);
(iii)	Salaries and benefits of $9.4 million (Fiscal 2018 - $8.4 million);
(iv)	Stock based compensation expense of $1.9 million (Fiscal 2018 - $1.6 million); and
(v)	Professional fees of $0.9 million (Fiscal 2018 - $0.9 million).

Government fees and other taxes were $2.7 million in Fiscal 2019 (Fiscal 2018 - $3.0 million). Government fees and other taxes are comprised of environmental protection fees, surtaxes on value-added tax, land usage levies, stamp duties and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

Foreign exchange gain in Fiscal 2019 was $1.4 million compared to foreign exchange loss of $1.6 million in Fiscal 2018. The foreign exchange gain or loss is mainly driven by the fluctuations of the RMB and US dollar against the functional currency of the entities.

Loss on disposal of plant and equipment in Fiscal 2019 was $0.4 million compared to $0.3 million in the prior year. The loss was related to the disposal of obsolete equipment.

Gain on sales of Net Smelter Royalty was $nil in Fiscal 2019 (Fiscal 2018 - $4.3 million). On April 5, 2017, the Company entered into a royalty purchase and sale agreement (the “Agreement”) with Maverix Metals Inc. (“Maverix”), a publicly traded Canadian precious metals royalty and streaming company (TSX-V: MMX), to sell its 2.5% net smelter royalty (“NSR”) on the Silvertip Mine for

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

consideration of up to 6,600,000 common shares of Maverix payable as follows:

  3,800,000 common shares of Maverix on closing of the transaction; and

  2,800,000 common shares of Maverix once the Silvertip Mine achieves (i) commercial production, and (ii) a cumulative throughput of 400,000 tonnes of ore through the processing plant.

On April 19, 2018, the transaction closed and the Company received a total of 3,800,000 common shares of Maverix valued at $4,319 (CAD$5.8 million) and recognized a gain of $4,319 on the disposal of the NSR.

Share of loss in an associate in Fiscal 2019 was $0.3 million (Fiscal 2018 - $0.7 million). Share of loss in an associate represents the Company’s equity pickup in NUAG.

Dilution gain on investment in an associate in Fiscal 2019 was $nil (Fiscal 2017 - $0.8 million). In Fiscal 2018, the Company’s equity interest in NUAG was diluted to 29.8% from 32.2%, resulting in a dilution gain of $0.8 million.

Impairment reversal of investment in associate in Fiscal 2019 was $1.9 million (Fiscal 2018 - $4.7 million). Based on the quoted market price of NUAG as at March 31, 2019, using fair value less cost to sell approach, the Company reversed $1.9 million of impairment charges (Fiscal 2018 - $4.7 million) taken in prior years against the carrying value of the Company’s investment in NUAG.

Impairment reversal of mineral rights and properties in Fiscal 2019 was $7.3 million (Fiscal 2018 - $nil million). As at March 31, 2019, the carrying amount of the XHP project was remeasured to its recoverable amount, being its fair value less costs of disposal (“FVLCD”), based on the expected proceeds from a share transfer agreement (the “Agreement”), Henan Found, the Company’s subsidiary, entered on April 11, less certain debt settlement and estimated costs prior to the closing of the transaction. Pursuant to the Agreement, Henan Found will sell its 100% equity interest in SX Gold, the holding company of the XHP project, to an arm’s length private Chinese company, for $7.5 million (RMB ¥50 million). As a result, an impairment reversal of $7.3 million against the XHP project was recorded in Fiscal 2019.

Finance income in Fiscal 2019 was $3.5 million compared to $2.8 million in the prior year. The Company invests in short-term investments which include term deposits, money market instrument, and bonds.

Finance costs in Fiscal 2019 were $0.6 million compared to $0.4 million in the prior year. The finance costs include a $479 provision on unwinding of the discount on environmental rehabilitation estimates (Fiscal 2018 - $449) and $152 interest expense on a bank loan Henan Found drew upon in Fiscal 2019 (Fiscal 2018 - $nil).

Income tax expenses in Fiscal 2019 were $20.9 million, compared to $18.9 million in Fiscal 2018. The income tax expense recorded in Fiscal 2019 included a current income tax expense of $17.8 million (Fiscal 2018 - $16.1 million) and a deferred income tax expense of $3.1 million (Fiscal 2017 - $2.8 million). The current income tax included $5.2 million of withholding tax (Fiscal 2018 - $1.0 million), which was paid at a rate of 10% of dividends and interest distributed out of China.

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

8.	Fourth Quarter Fiscal 2019 Financial Results

(a) Summary of Quarterly Results

The tables below set out selected quarterly results for the past eight quarters:

	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018
Sales	$34,952	$42,351	$48,091	$45,125
Gross Profit	16,344	19,303	22,700	24,851
Expenses and foreigh exchange	(6,550)	(3,649)	(6,080)	(4,486)
Impairment reversal	9,178	-	-
Dilution gain on investment in associate		-	-
Other Items	445	333	220	311
Net income	19,417	10,853	11,077	14,177
Net income, attributable to the shareholders of the Company	12,107	8,660	8,037	10,921
Basic earnings per share	0.07	0.05	0.05	0.07
Diluted earnings per share	0.07	0.05	0.05	0.06
Cash dividend declared	-	2,112	-	2,095
Cash dividended declared per share	-	0.01	-	0.01

	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017
Sales	$38,449	$44,352	$47,541	$39,697
Gross Profit	19,107	23,166	25,606	20,005
Expenses and foreigh exchange	(4,403)	(5,581)	(6,274)	(7,026)
Impairment reversal	4,714	-	-	-
Dilution gain on investment in associate	-	822
Gain on disposal of NSR	-	-	-	4,320
Other Items	628	1,962	533	236
Net Income	14,713	16,067	14,602	13,514
Net income, attributable to the shareholders of the Company	12,194	12,718	11,145	10,937
Basic earnings per share	0.07	0.08	0.07	0.07
Diluted earnings per share	0.07	0.07	0.07	0.06
Cash dividend declared	-	1,683	-	1,679
Cash dividended declared per share (CAD)	-	0.01	-	0.01

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price.

(b) Financial Results – Three months ended March 31, 2019 (“Q4 Fiscal 2019”)

Net income attributable to equity shareholders of the Company in Q4 Fiscal 2019 was $12.1 million, or $0.07 per share, compared to $12.2 million, or $0.07 per share in Q4 Fiscal 2018. The adjusted net income attributable to equity shareholders was $4.6 million, or $0.03 per share in Q4 Fiscal 2019 after adjustments of impairment reversal of $9.2 million (Q4 Fiscal 2018 - $4.7 million) compared to $7.5 million or $0.04 per share in Q4 Fiscal 2018.

Compared to the prior year quarter, the Company’s consolidated financial results in Q4 Fiscal 2019 were mainly impacted by the following: i) a decrease of 11%, 3%, 18%, and 41% in the net realized selling prices for silver, gold, lead, and zinc, respectively; ii) a 5% decrease in silver and lead sold; iii) a 184% increase in zinc sold; and iii) a 7% decrease in per tonne production costs.

Sales were $35.0 million, down 9%, in Q4 Fiscal 2019, compared to $38.4 million in Q4 Fiscal 2018. The decrease was mainly due to the decrease in net realized selling prices and less silver and lead sold. Silver and gold sales represented $16.7 million and $0.8 million, respectively, while base metals

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

represented $17.5 million of total sales compared to silver, gold and base metals of $19.8 million, $0.8 million, and $17.9 million, respectively, in the prior year quarter.

Cost of sales was $18.6 million in Q4 Fiscal 2019, compared to $19.3 million in Q4 Fiscal 2018. The cost of sales included $13.0 million of cash production costs (Q4 Fiscal 2018 - $13.3 million), $1.0 million of mineral resource taxes (Q4 Fiscal 2018 - $1.1 million), and $4.6 million of depreciation, amortization and depletion charges (Q4 Fiscal 2018 - $5.0 million).

Gross profit margin decreased to 47% in Q4 Fiscal 2019, compared to 50% in Q4 Fiscal 2018.

General and administrative expenses in Q4 Fiscal were $5.0 million, an increase of $0.3 million or 6%, compared to $4.7 million in Q4 Fiscal 2018. Items included in general and administrative expenses in Q4 Fiscal 2019 are as follows:

(i)	Amortization expenses of $0.3 million (Q4 Fiscal 2018 - $0.3 million);
(ii)	Office and administrative expenses of $1.3 million (Q4 Fiscal 2018 - $1.8 million);
(iii)	Salaries and benefits of $2.5 million (Q4 Fiscal 2018 - $2.1 million);
(iv)	Stock based compensation expense of $0.5 million (Q4 Fiscal 2018 - $0.4 million); and
(v)	Professional fees of $0.4 million (Q4 Fiscal 2018 - $0.1 million).

Government fees and other taxes in Q4 Fiscal 2019 were $0.5 million (Q4 Fiscal 2018 - $0.5 million).

Foreign exchange loss was $1.0 million in Q4 Fiscal 2019, compared to a gain of $0.8 million in Q4 Fiscal 2018. The foreign exchange gain or loss is mainly driven by the fluctuation of the RMB and US dollar against the functional currency of the entities.

Loss on disposal of plant and equipment was $13 in Q4 Fiscal 2019, compared to $6 in the prior year quarter. The loss was related to the disposal of obsolete equipment.

Share of loss in an associate in Q4 Fiscal 2019 was $118 (Q4 Fiscal 2018 - $189), representing the Company’s equity pickup in NUAG.

Impairment reversal of investment in associate in Q4 Fiscal 2018 was $1.9 million (Q4 Fiscal 2018 -$4.7 million). Based on the quoted market price of NUAG as at March 31, 2019, using fair value less cost to sell approach, the Company reversed $1.9 million in impairment charges taken in prior years against the carrying value of the Company’s investment in NUAG.

Impairment reversal of mineral rights and properties in Q4 Fiscal 2019 was $7.3 million (Q4 Fiscal 2018 - $nil million). As at March 31, 2019, the carrying amount of the XHP project was remeasured to its recoverable amount, being its fair value less costs of disposal (“FVLCD”), based on the expected proceeds from a share transfer agreement (the “Agreement”), Henan Found, the Company’s subsidiary, entered on April 11, less certain debt settlement and estimated costs prior to the closing of the transaction, Pursuant to the Agreement, Henan Found will sell its 100% equity interest in SX Gold, the holding company of the XHP project, to an arm’s length private Chinese company, for $7.5 million (RMB ¥50 million). As a result, an impairment reversal of $7.3 million against the XHP project was recorded in Q4 Fiscal 2019.

Income tax expenses in Q4 Fiscal 2019 were $3.5 million, compared to income tax expenses of $5.3 million in the same period last year. The income tax expenses recorded in Q4 Fiscal 2019 included a current income tax expense of $2.4 million (Q4 Fiscal 2018 - $4.6 million) and a deferred income tax expense of $1.1 (Q4 Fiscal 2018 – $703). The current income tax included $1.2 million withholding tax (Q4 Fiscal 2018 - $1.0 million), which was paid at a rate of 10% for dividends and interest distributed out of China.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

9.	Liquidity and Capital Resources

Cash and cash equivalents and short-term investments as at March 31, 2019 were $115.3 million, an increase of $9.2 million or 9%, compared to $106.1 million as at March 31, 2018.

Working capital as at March 31, 2019 was $96.9 million, an increase of $6.4 million or 7%, compared to $90.5 million as at March 31, 2018.

Cash flows provided by operating activities in Fiscal 2019 were $67.8 million, slightly lower than the $67.9 million in the prior year. Before changes in non-cash operating working capital, cash flows provided by operating activities in Fiscal 2019 were $67.1 million, a decrease of $3.4 million or 5%, compared to $70.5 million in the prior year, and the decrease was mainly due to the decrease in operating earnings.

In Q4 Fiscal 2019, cash flow provided by operating activities were $6.0 million compared to $2.9 million in Q4 Fiscal 2018. Before changes in non-cash operating working capital, cash flows provided by operating activities in the current quarter were $7.7 million, a decrease of $3.4 million, compared to $11.1 million in the prior year quarter.

Cash flows used in investing activities in Fiscal 2019 were $29.4 million (Fiscal 2018 - $81.7 million), comprising mainly of $24.5 million for capitalized mineral exploration and development expenditures (Fiscal 2018 - $20.9 million), $3.8 million payment for a mineral right fee (Fiscal 2018 - $nil), $6.3 million for the acquisition of plant and equipment (Fiscal 2018 - $6.2 million), $0.1 million for the investment in NUAG (Fiscal 2018 - $23.9 million), and $1.0 million for the acquisition of other investments (Fiscal 2018 - $nil), offset by the net redemption of short-term investment of $6.0 million (Fiscal 2018 – net purchase of $30.8 million).

In Q4 Fiscal 2019, cash flows used in investing activities were $1.1 million (Q4 Fiscal 2018 - $15.5 million), comprising mainly of $4.8 million for capitalized mineral exploration and development expenditure (Q4 Fiscal 2018 - $4.3 million), $3.8 million payment for a mineral right fee (Q4 Fiscal 2018 - $nil), $1.9 million for the acquisition of plant and equipment (Q4 Fiscal 2018 - $1.7 million), $0.1 million for the investment in NUAG (Q4 Fiscal 2018 - $nil million), and $1.0 million for the acquisition of other investments (Q4 Fiscal 2018 - $nil), offset by the net redemption of short-term investment of $10.6 million (Fiscal 2018 – net purchase of $9.5 million).

Cash flows used in financing activities in Fiscal 2019 were $15.2 million, comprising mostly of $13.3 million in distribution to non-controlling shareholders, $1.1 million for the acquisition of non-controlling interests, $3.0 million for a loan to a related party, and $4.2 million of dividends distributed to equity shareholders of the Company, offset by $4.5 million from a bank loan, and $1.9 million from the issuance of common shares of the Company arising from stock options exercised. In Fiscal 2018, cash flows used in financing activities were $14.8 million, comprising mostly of $7.8 million in distribution to non-controlling shareholders, $4.2 million for common shares buyback, and $3.4 million of dividends distributed to equity shareholders of the Company, offset by $0.6 million from the issuance of common shares of the Company arising from stock options exercised.

Cash flows used in financing activities in Q4 Fiscal 2019 were $6.1 million, comprising mostly of $3.3 million in distribution to non-controlling shareholders and $3.0 million for a loan to a related party, offset by $0.2 million from the issuance of common shares of the Company arising from stock options exercised. In Q4 Fiscal 2018, cash used in financing activities were $5.1 million, comprising mostly of $2.9 million in distribution to non-controlling shareholders and $2.4 million for common shares buyback, offset by $0.2 million from the issuance of common shares of the Company arising from stock options exercised.

Contractual commitments and contingencies not disclosed elsewhere in this MD&A are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$2,612	$854	$1,758	$-

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

As of March 31, 2019, the Company has two office rental agreements totaling $2,612 for the next four years. During the year ended March 31, 2019, the Company incurred rental expenses of $798 (year ended March 31, 2018 - $684), which were included in office and administrative expenses on the consolidated statement of income.

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company's title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

Due to the size, complexity and nature of the Company’s operations, the Company is subject to various claims, legal and tax matters arising in the ordinary course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the cost of compliance with continuing reporting requirements.

10.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy at March 31, 2019 and March 31, 2018 that are not otherwise disclosed. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at March 31, 2019
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$67,441	$-	$-	$67,441
Short-term investments - money market instruments	22,850	-	-	22,850
Investments in publicly traded companies	9,253	-	-	9,253

	Fair value as at March 31, 2018
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$49,199	$-	$-	$49,199
Investments in publicly traded companies	6,132	-	-	6,132

Fair value of the other financial instruments excluded from the tables above approximates their carrying amount as of March 31, 2019 and March 31, 2018, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the year ended March 31, 2019 and 2018.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		March 31, 2019			March 31, 2018
	Within a year	2-3 years	4-5 years	Total	Total
Bank loan	$4,475	$-	$-	$4,475	$-
Accounts payable and accrued liabilities	29,856	-	-	29,856	25,198

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk that may affect net income is summarized as follow:

	March 31, 2019	March 31, 2018
Financial assets denominated in U.S. Dollars	$45,912	$27,256

As at March 31, 2019, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $4.6 million.

(d) Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, short term investments, and bank loan payable. As at March 31, 2019, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rate with

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short-term investments. Due to the short-term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income.

The outstanding bank loan is subject to Chinese prevailing loan prime interest rate. If the prime interest rate increased (decreased) by 100 basis points, interest expenses would be increased (decreased) by approximately $0.5 million per annum.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks.

The Company has no trade receivables from customers as at March 31, 2019. There were no amounts in other receivables which were past due at March 31, 2019 (at March 31, 2018 - $nil) for which no provision is recognized.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at March 31, 2019, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to comprehensive income of approximately $925.

11.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

12.	Transactions with Related Parties

Related party transactions are made on terms agreed upon with the related parties. The balances with related parties are unsecured. Related party transactions not disclosed elsewhere in this MD&A are as follows: (a) Due from related parties

Due from related parties	March 31, 2019	March 31, 2018
NUAG (i)	$33	$11
Henan Non-ferrous (ii)	2,989	-
	$3,022	$11

(i)

According to a services and administrative costs reallocation agreement between the Company and NUAG, the Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG. During the year ended March 31, 2019, the Company recovered $225 (year ended March 31, 2018 - $433) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(ii)	During the year ended March 31, 2019, Henan Found lent Henan Non-ferrous a loan of $2,989 (RMB¥20.0 million). The loan has a term of six months and bears an interest rate of 4.35% oer annum.

(b) Transactions with key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the years ended March 31, 2019 and 2018 were as follows:

	Years Ended March 31,
	2019	2018
Directors' fees and bonus	$256	$168
Salaries and bonus for key management personnel	2,498	2,656
Share-based compensation	725	981
	$3,479	$3,805

Share-based compensation was measured at grant date fair value.

13.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the following tables provide the reconciliation of these measures to the financial statements for the years ended March 31, 2019 and 2018.

(a) Adjusted Net Income and Adjusted Earnings per Share

Adjusted net income and adjusted earnings per share are non-IFRS measures that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relate to positions that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted net income nor adjusted earnings per share have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measure presented by other companies. The following table shows a reconciliation of adjusted net income and loss for three and twelve months ended March 31, 2019 and 2018 to the net income for each period.

	Three monthns ended March 31,		Year ended March 31,
('000s US$)	2019	2018	2019	2018
Net income as reported	$15,940	$14,713	$52,047	$58,896
Adjust dilution gain on investment in associate	-	-	-	(822)
Adjust impairment reversal of investment in associate	(1,899)	(4,714)	(1,899)	(4,714)
Adjust impairment reversal of mineral rights and properties	(7,279)	-	(7,279)	-
Adjusted net income	$6,762	$9,999	$42,869	$53,360
Non-controlling interest as reported	3,833	2,519	12,323	11,902
Adjustments to non-controlling interest	(1,637)	-	(1,637)	-
Adjusted non-controlling interest	2,196	2,519	10,686	11,902
Adjusted net income attributable to equity holders	$4,566	$7,480	$32,183	$41,458
Adjusted earnings per share attributable to the equity shareholders of the Company
Basic adjusted earning per share	$0.03	$0.04	$0.19	$0.25
Diluted adjusted earning per share	$0.03	$0.04	$0.19	$0.24
Basic weighted average shares outstanding	169,705,269	167,374,757	168,483,412	167,848,117
Basic adjusted earnings per share	170,645,002	171,756,605	170,386,993	171,405,904

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(b) Cash and Total Cost per Ounce

Cash and total cost per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash cost of operations and the impact of by-product credits on the Company’s cost structure, operating profitability and ability to generate cash flows. Cash and total cost on a by-product basis are calculated by deducting revenue from the sales of by-product metals from the Company’s cash and total cost of sales.

The following table provides a reconciliation of cash and total cost per ounce of silver, net of by-product credits.

Year ended March 31, 2019
		Ying Mining
		District	GC	Total
Cost of sales		$68,346	$18,976	$87,322
Less: mineral resources tax		(3,993)	(871)	(4,864)
Total production costs expensed into cost of sales	A	64,353	18,105	82,458
Less: Amortization and depletion		(16,857)	(3,140)	(19,997)
Total cash production cost expensed into cost of sales	B	47,496	14,965	62,461
By-product sales
Gold		(3,642)	-	(3,642)
Lead		(55,739)	(8,372)	(64,111)
Zinc		(6,305)	(14,349)	(20,654)
Other		(1,095)	(363)	(1,458)
Total by-product sales	C	(66,781)	(23,084)	(89,865)
Silver ounces sold ('000s)	D	5,764	626	6,390
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$(0.42)	$(7.95)	$(1.16)
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(3.35)	$(12.97)	$(4.29)

Total production cost per ounce of silver, before by-product credits	A/D	$11.16	$28.92	$12.90
Total cash cost per ounce of silver, before by-product credits	B/D	$8.24	$23.91	$9.77

By-product credits per ounce of silver
Gold		$(0.63)	$-	$(0.57)
Lead		(9.67)	(13.37)	(10.03)
Zinc		(1.09)	(22.92)	(3.23)
Other		(0.19)	(0.58)	(0.23)
Total by-product credits per ounce of silver		$(11.58)	$(36.87)	$(14.06)

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Year ended March 31, 2018
		Ying Mining
		District	GC	Total
Cost of sales		$64,321	$17,834	$82,155
Less: mineral resources tax		(3,927)	(837)	(4,764)
Total production costs expensed into cost of sales	A	60,394	16,997	77,391
Amortization and depletion		(15,251)	(2,996)	(18,247)
Total cash production cost expensed into cost of sales	B	45,143	14,001	59,144
By-product sales
Gold		(3,232)	-	(3,232)
Lead		(55,488)	(6,763)	(62,251)
Zinc		(7,000)	(14,462)	(21,462)
Other		(502)	(238)	(740)
Total by-product sales	C	(66,222)	(21,463)	(87,685)
Silver ounces sold ('000s)	D	5,437	603	6,040
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$(1.07)	$(7.41)	$(1.70)
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(3.88)	$(12.37)	$(4.73)

Total production cost per ounce of silver, before by-product credits	A/D	$11.11	$28.19	$12.81
Total cash cost per ounce of silver, before by-product credits	B/D	$8.30	$23.22	$9.79

By-product credits per ounce of silver
Gold		$(0.59)	$-	$(0.54)
Lead		(10.21)	(11.22)	(10.31)
Zinc		(1.29)	(23.98)	(3.55)
Other		(0.09)	(0.39)	(0.12)
Total by-product credits per ounce of silver		$(12.18)	$(35.59)	$(14.52)

Three months ended March 31, 2019
		Ying Mining
		District	GC	Total
Cost of sales		$13,534	$5,075	$18,609
Less: mineral resources tax		(782)	(221)	(1,003)
Total production costs expensed into cost of sales	A	12,752	4,854	17,606
Less: Amortization and depletion		(3,749)	(852)	(4,601)
Total cash production cost expensed into cost of sales	B	9,003	4,002	13,005
By-product sales
Gold		(759)	-	(759)
Lead		(9,318)	(2,102)	(11,420)
Zinc		(2,028)	(3,501)	(5,529)
Other		(344)	(168)	(512)
Total by-product sales	C	(12,449)	(5,771)	(18,220)
Silver ounces sold ('000s)	D	1,141	173	1,314
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$0.27	$(5.30)	$(0.47)
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(3.02)	$(10.23)	$(3.97)

Total production cost per ounce of silver, before by-product credits	A/D	$11.18	$28.06	$13.40
Total cash cost per ounce of silver, before by-product credits	B/D	$7.89	$23.13	$9.90
By-product credits per ounce of silver
Gold		$(0.67)	$-	$(0.58)
Lead		(8.17)	(12.15)	(8.69)
Zinc		(1.78)	(20.24)	(4.21)
Other		(0.30)	(0.97)	(0.39)
Total by-product credits per ounce of silver		$(10.92)	$(33.36)	$(13.87)

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Three months ended March 31, 2018
		Ying Mining
		District	GC	Total
Cost of sales		$16,867	$2,475	$19,342
Less: mineral resources tax		(977)	(103)	(1,080)
Total production costs expensed into cost of sales	A	15,890	2,372	18,262
Amortization and depletion		(4,437)	(518)	(4,955)
Total cash production cost expensed into cost of sales	B	11,453	1,854	13,307
By-product sales
Gold		(784)	-	(784)
Lead		(13,760)	(815)	(14,575)
Zinc		(1,396)	(1,914)	(3,310)
Other		(7)	(4)	(11)
Total by-product sales	C	(15,947)	(2,733)	(18,680)
Silver ounces sold ('000s)	D	1,319	63	1,382
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$(0.04)	$(5.73)	$(0.30)
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(3.41)	$(13.95)	$(3.89)

Total production cost per ounce of silver, before by-product credits	A/D	$12.05	$37.65	$13.21
Total cash cost per ounce of silver, before by-product credits	B/D	$8.68	$29.43	$9.63

By-product credits per ounce of silver
Gold		$(0.59)	$-	$(0.57)
Lead		(10.43)	(12.94)	(10.55)
Zinc		(1.06)	(30.38)	(2.40)
Other		(0.01)	(0.06)	(0.01)
Total by-product credits per ounce of silver		$(12.09)	$(43.38)	$(13.53)

(c) All-in & All-in Sustaining Cost per Ounce of Silver

All-in sustaining cost (“AISC”) per ounce and all-in cost (“AIC”) per ounce of silver are non-IFRS measures calculated based on guidance developed by the World Gold Council in an effort to provide a comparable standard within the precious metal industry. These measures do not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance to IFRS. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s mining units and consolidated group and are widely reported in the silver mining industry as a benchmark for performance.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC is based on the Company’s cash production cost, net of by-product sales, and further includes corporate, general and administrative expenses, government fees and other taxes, reclamation cost accretion, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable cost of producing silver from current operations.

AIC further extends the AISC metric by including non-sustaining expenditures, mainly investment capital expenditures, which are deemed expansionary in nature that result in an increase in asset life, expanded mineral resources and reserves, or higher capacity and productivity.

The following tables provide a detailed reconciliation of these measures for the periods presented:

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

		Ying Mining			Developing
Year ended March 31, 2019		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$68,346	$-	$18,976	$-	$-	$87,322
Depreciation, amortization and depletion		(16,857)	-	(3,140)	-	-	(19,997)
By-products credits		(66,781)	-	(23,084)	-	-	(89,865)
Total cash cost, net of by-product credits		(15,292)	-	(7,248)	-	-	(22,540)
General & administrative		5,950	819	1,969	828	9,861	19,427
Amortization included in general & administrative		(437)	(309)	(314)	(30)	(162)	(1,252)
Government fees and other taxes		1,980	36	621	26	36	2,699
Reclamation accretion		400	36	32	11	-	479
Sustaining capital		22,411	-	1,007	-	275	23,693
All-in sustaining cost, net of by-product credits	A	$15,012	$582	$(3,933)	$835	$10,010	$22,506
Non-sustaining expenditures		9,766	127	495	482	-	10,870
All-in cost, net of by-product credits	B	$24,778	$709	$(3,438)	$1,317	$10,010	$33,376
Ounces of silver sold	C	5,764	-	626	-	-	6,390
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$2.60	$-	$(6.28)	$-	$-	$3.52
All-in cost per ounce of silver, net of by-product credits	B/C	$4.30	$-	$(5.49)	$-	$-	$5.22

		Ying Mining			Developing
Year ended March 31, 2018		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$64,321	$-	$17,834	$-	$-	$82,155
Depreciation, amortization and depletion		(15,251)	-	(2,996)	-	-	(18,247)
By-products credits		(66,222)	-	(21,463)	-	-	(87,685)
Total cash cost, net of by-product credits		(17,152)	-	(6,625)	-	-	(23,777)
General & administrative		5,764	1,249	2,152	671	8,849	18,685
Amortization included in general & administrative		(413)	(317)	(267)	-	(199)	(1,196)
Government fees and other taxes		2,356	7	573	1	34	2,971
Reclamation accretion		374	34	30	11	-	449
Sustaining capital		20,165	38	1,910	258	277	22,648
All-in sustaining cost, net of by-product credits	A	$11,094	$1,011	$(2,227)	$941	$8,961	$19,780
Non-sustaining expenditures		3,704	14	488	246	-	4,452
All-in cost, net of by-product credits	B	$14,798	$1,025	$(1,739)	$1,187	$8,961	$24,232
Ounces of silver sold	C	5,437	-	603	-	-	6,040
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$2.04	$-	$(3.69)	$-	$-	$3.27
All-in cost per ounce of silver, net of by-product credits	B/C	$2.72	$-	$(2.88)	$-	$-	$4.01

		Ying Mining			Developing
Three month ended March 31, 2019		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$13,534	$-	$5,075	$-	$-	$18,609
Depreciation, amortization and depletion		(3,749)	-	(852)	-	-	(4,601)
By-products credits		(12,449)	-	(5,771)	-	-	(18,220)
Total cash cost, net of by-product credits		(2,664)	-	(1,548)	-	-	(4,212)
General & administrative		1,500	193	466	118	2,734	5,011
Amortization included in general & administrative		(111)	(77)	(79)	(30)	(43)	(340)
Government fees and other taxes		385	3	91	26	-	505
Reclamation accretion		101	9	8	3	-	121
Sustaining capital		4,531	-	202	-	77	4,810
All-in sustaining cost, net of by-product credits	A	$3,742	$128	$(860)	$117	$2,768	$5,895
Non-sustaining expenditures		5,831	70	90	57	-	6,048
All-in cost, net of by-product credits	B	$9,573	$198	$(770)	$174	$2,768	$11,943
Ounces of silver sold	C	1,141	-	173	-	-	1,314
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$3.28	$-	$(4.97)	$-	$-	$4.49
All-in cost per ounce of silver, net of by-product credits	B/C	$8.39	$-	$(4.45)	$-	$-	$9.09

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

		Ying Mining			Developing
Three months ended March 31, 2018		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$16,867	$-	$2,475	$-	$-	$19,342
Depreciation, amortization and depletion		(4,438)	-	(518)	-	-	(4,956)
By-products credits		(15,947)	-	(2,733)	-	-	(18,680)
Total cash cost, net of by-product credits		(3,518)	-	(776)	-	-	(4,294)
General & administrative		1,582	308	489	214	2,134	4,727
Amortization included in general & administrative		(109)	(82)	(79)	-	(41)	(311)
Government fees and other taxes		513	1	23	-	1	538
Reclamation accretion		99	9	8	4	-	120
Sustaining capital		3,261	-	47	14	96	3,418
All-in sustaining cost, net of by-product credits	A	$1,828	$236	$(288)	$232	$2,190	$4,198
Non-sustaining expenditures		1,874	14	453	246	-	2,587
All-in cost, net of by-product credits	B	$3,702	$250	$165	$478	$2,190	$6,785
Ounces of silver sold	C	1,319	-	63	-	-	1,382
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$1.39	$-	$(4.57)	$-	$-	$3.04
All-in cost per ounce of silver, net of by-product credits	B/C	$2.81	$-	$2.62	$-	$-	$4.91

(d) Average Production Cost

The Company assesses average production cost as the total production cost on a co-product basis. This is calculated by allocating the Company’s total cost of sales to each co-product based on the ratio of actual sales volumes multiplied by realized sales prices. The following table provides a reconciliation of average production cost for the periods presented:

		Year ended March 31, 2019			March ended March 31, 2018
		Ying Mining			Ying Mining
		District	GC	Total	District	GC	Total
Cost of slaes		$68,346	$18,976	$87,322	$64,321	$17,834	$82,155
Less: mineral resources tax		(3,993)	(871)	(4,864)	(3,927)	(837)	(4,764)
Production costs expensed in cost of sales	A	64,353	18,105	82,458	60,394	16,997	77,391
Metals revenue ( in thousands of US$)
Silver	B	74,702	5,952	80,654	75,891	6,463	82,354
Gold	C	3,642	-	3,642	3,232	-	3,232
Lead	D	55,739	8,372	64,111	55,488	6,763	62,251
Zinc	E	6,305	14,349	20,654	7,000	14,462	21,462
Other	F	1,095	363	1,458	502	238	740
	G	141,483	29,036	170,519	142,113	27,926	170,039
Metals sold
Silver (in thousands of ounces)	H	5,764	626	6,390	5,437	603	6,040
Gold (in thousands of ounces)	I	3.5	-	3.5	3.1	-	3.1
Lead (in thousands of pounds)	J	56,138	8,650	64,788	55,180	6,754	61,934
Zinc (in thousands of pounds)	K	6,626	16,090	22,716	6,136	13,433	19,569
Other (in thousands of pounds)	L	1,122	7,376	8,498	524	16,276	16,800
Average production cost ($/unit)
Silver	B/G*A/H	$5.89	$5.93	$6.10	$5.93	$6.52	$6.21
Gold	C/G*A/I	$473	$-	$503	$443	$-	$475
Lead	D/G*A/J	$0.45	$0.60	$0.48	$0.43	$0.61	$0.46
Zinc	E/G*A/K	$0.43	$0.56	$0.44	$0.48	$0.66	$0.50
Other	F/G*A/L	$0.44	$0.03	$0.08	$0.41	$0.01	$0.02

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

		Three months ended March 31, 2019			Three months ended March 31, 2018
		Ying Mining			Ying Mining
		District	GC	Total	District	GC	Total
Cost of slaes		$13,534	$5,075	$18,609	$16,867	$2,475	$19,342
Less: mineral resources tax		(782)	(221)	(1,003)	(977)	(103)	(1,080)
Production costs expensed in cost of sales	A	12,752	4,854	17,606	15,890	2,372	18,262
Metals revenue ( in thousands of US$)
Silver	B	15,137	1,595	16,732	19,041	728	19,769
Gold	C	759	-	759	784	-	784
Lead	D	9,318	2,102	11,420	13,760	815	14,575
Zinc	E	2,028	3,501	5,529	1,396	1,914	3,310
Other	F	344	168	512	7	4	11
	G	27,586	7,366	34,952	34,988	3,461	38,449
Metals sold
Silver (in thousands of ounces)	H	1,141	173	1,314	1,319	63	1,382
Gold (in thousands of ounces)	I	0.7	-	0.7	0.7	-	0.7
Lead (in thousands of pounds)	J	10,310	2,360	12,670	12,649	688	13,337
Zinc (in thousands of pounds)	K	2,464	4,874	7,338	1,106	1,479	2,585
Other (in thousands of pounds)	L	380	1,999	2,379	94	4,054	4,148
Average production cost ($/unit)
Silver	B/G*A/H	$6.13	$6.08	$6.41	$6.56	$7.92	$6.79
Gold	C/G*A/I	$501	$-	$546	$508.65	$-	$531.96
Lead	D/G*A/J	$0.42	$0.59	$0.45	$0.49	$0.81	$0.52
Zinc	E/G*A/K	$0.38	$0.47	$0.38	$0.57	$0.89	$0.61
Other	F/G*A/L	$0.42	$0.06	$0.11	$0.03	$-	$-

(e) Production Cost per Tonne

Year ended March 31, 2019		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$68,346	$18,976	$-	$87,322
Less: mineral resources tax		(3,993)	(871)	-	(4,864)
Less: stockpile and concentrate inventory - Beginning		(5,353)	(340)	(891)	(6,584)
Add: stockpile and concentrate inventory - Ending		5,947	213	834	6,994
Adjustment for foreign exchange movement		322	20	57	399
Total production costs		$65,269	$17,998	$-	$83,267
Non-cash mining costs	A	15,438	2,361	-	17,799
Non-cash milling costs	B	1,333	756	-	2,089
Total non-cash production costs		$16,771	$3,117	$-	$19,888
Cash mining costs	C	39,468	10,723	-	50,191
Shipping costs	D	2,565	-	-	2,565
Cash milling costs	E	6,464	4,158	-	10,622
Total cash production costs		$48,497	$14,881	$-	$63,378
Ore mined ('000s)	F	622.576	284.218	-	906.794
Ore shipped ('000s)	G	607.134	284.218	-	891.352
Ore milled ('000s)	H	619.851	288.995	-	908.846
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	24.80	8.31	-	19.63
Non-cash milling costs ($/tonne)	J=B/H	2.15	2.62	-	2.30
Non-cash production costs ($/tonne)	K=I+J	$26.95	$10.93	$-	$21.93
Cash mining costs ($/tonne)	L=C/F	63.39	37.73	-	55.35
Shipping costs ($/tonne)	M=D/G	4.22	-	-	2.88
Cash milling costs ($/tonne)	N=E/H	10.43	14.39	-	11.69
Cash production costs ($/tonne)	0=L+M+N	$78.04	$52.12	$-	$69.92
Total production costs ($/tonne)	P=K+O	$104.99	$63.05	$-	$91.85

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Year ended March 31, 2018		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$64,321	$17,834	$-	$82,155
Less: mineral resources tax		(3,927)	(837)	-	(4,764)
Less: stockpile and concentrate inventory - Beginning		(3,514)	(1,358)	(814)	(5,686)
Add: stockpile and concentrate inventory - Ending		5,353	340	891	6,584
Adjustment for foreign exchange movement		(567)	(58)	(77)	(702)
Total production costs		$61,666	$15,922	$-	$77,587
Non-cash mining costs	A	14,208	2,027	-	16,235
Non-cash milling costs	B	1,373	842	-	2,215
Total non-cash production costs		$15,581	$2,869	$-	$18,450
Cash mining costs	C	37,743	9,211	-	46,954
Shipping costs	D	2,471	-	-	2,471
Cash milling costs	E	5,871	3,842	-	9,713
Total cash production costs		$46,085	$13,053	$-	$59,138
Ore mined ('000s)	F	614.141	245.783	-	859.924
Ore shipped ('000s)	G	616.410	245.783	-	862.193
Ore milled ('000s)	H	618.732	244.338	-	863.070
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	23.13	8.25	-	18.88
Non-cash milling costs ($/tonne)	J=B/H	2.22	3.45	-	2.57
Non-cash production costs ($/tonne)	K=I+J	$25.35	$11.70	$-	$21.45
Cash mining costs ($/tonne)	L=C/F	61.46	37.48	-	54.60
Shipping costs ($/tonne)	M=D/G	4.01	-	-	2.87
Cash milling costs ($/tonne)	N=E/H	9.49	15.72	-	11.25
Cash production costs ($/tonne)	0=L+M+N	$74.96	$53.20	$-	$68.72
Total production costs ($/tonne)	P=K+O	$100.31	$64.90	$-	$90.17

Three months ended March 31, 2019		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$13,534	5,075	$-	$18,609
Less: mineral resources tax		(782)	(221)		(1,003)
Less: stockpile and concentrate inventory - Beginning		(5,748)	(600)	(815)	(7,163)
Add: stockpile and concentrate inventory - Ending		5,947	213	834	6,994
Adjustment for foreign exchange movement		(430)	(796)	(19)	(1,245)
Total production costs		$12,521	$3,671	$-	$16,192
Non-cash mining costs	A	3,178	481	-	3,659
Non-cash milling costs	B	319	168	-	487
Total non-cash production costs		$3,497	$649	$-	$4,146
Cash mining costs	C	7,244	2,044	-	9,288
Shipping costs	D	436	-	-	436
Cash milling costs	E	1,345	979	-	2,324
Total cash production costs		$9,025	$3,023	$-	$12,048
Ore mined ('000s)	F	111.032	50.368	-	161.399
Ore shipped ('000s)	G	109.793	50.368	-	160.161
Ore milled ('000s)	H	107.039	52.865	-	159.904
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	28.62	9.55	-	22.67
Non-cash milling costs ($/tonne)	J=B/H	2.98	3.18	-	3.05
Non-cash production costs ($/tonne)	K=I+J	$31.60	$12.73	$-	$25.72
Cash mining costs ($/tonne)	L=C/F	65.24	40.58	-	57.55
Shipping costs ($/tonne)	M=D/G	3.97	-	-	2.72
Cash milling costs ($/tonne)	N=E/H	12.57	18.52	-	14.53
Cash production costs ($/tonne)	0=L+M+N	$81.78	$59.10	$-	$74.80
Total production costs ($/tonne)	P=K+O	$113.38	$71.83	$-	$100.52

Management’s Discussion and Analysis	Page 32

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Three months ended March 31, 2018		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$16,867	$2,475	$-	$19,342
Less: mineral resources tax		(977)	(103)	-	(1,080)
Less: stockpile and concentrate inventory - Beginning		(823)	(109)	(842)	(1,774)
Add: stockpile and concentrate inventory - Ending		5,353	340	861	6,554
Adjustment for foreign exchange movement		(193)	(34)	(19)	(246)
Total production costs		$12,828	$2,569	$-	$22,796
Non-cash mining costs	A	3,065	340	-	3,405
Non-cash milling costs	B	360	219	-	579
Total non-cash production costs		$3,425	$559	$-	$3,984
Cash mining costs	C	7,499	1,352	-	8,851
Shipping costs	D	490	-	-	490
Cash milling costs	E	1,414	658	-	2,072
Total cash production costs		$9,403	$2,010	$-	$11,413
Ore mined ('000s)	F	113.820	29.442	-	143.262
Ore shipped ('000s)	G	112.023	29.442	-	141.465
Ore milled ('000s)	H	112.285	26.252	-	139
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	26.93	11.55	-	23.77
Non-cash milling costs ($/tonne)	J=B/H	3.21	8.34	-	4.18
Non-cash production costs ($/tonne)	K=I+J	$30.14	$19.89	$-	$27.95
Cash mining costs ($/tonne)	L=C/F	65.88	45.92	-	61.78
Shipping costs ($/tonne)	M=D/G	4.37	-	-	3.46
Cash milling costs ($/tonne)	N=E/H	12.59	25.07	-	14.96
Cash production costs ($/tonne)	0=L+M+N	$82.84	$70.99	$-	$80.20
Total production costs ($/tonne)	P=K+O	$112.98	$90.88	$-	$108.15

14.	Critical Accounting Policies, Judgments, and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates and judgements that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies, judgements and estimates are described in Note 2 of the audited consolidated financial statements for the year ended March 31, 2019.

15.	New Accounting Standards

(a) Adoption of new accounting standards

IFRS 9 (2014) – Financial Instruments (amended 2014)

On April 1, 2018, the Company adopted, retrospectively without restatement, IFRS 9 – Financial Instruments, the final version issued in 2014 by IASB (“IFRS 9 (2014)”). As the Company applied IFRS 9 (2010) effective April 1, 2011, the adoption of IFRS 9 (2014) has no impact on the classification or the carrying value of the Company’s financial instruments. IFRS 9 (2014) introduced a single expected credit loss impairment model for the financial assets measured at amortized cost and for debt instrument at fair value through other comprehensive income, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements. IFRS 9 (2014) change the requirements for hedge effectiveness and consequently for the application of hedge accounting. As the Company does not apply hedge accounting, the adoption of IFRS 9 (2014) with regards to hedge accounting did not impact the Company or its accounting policies.

IFRS 15 – Revenue from contracts with customers

On April 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 – Revenue ("IAS 18"). IFRS 15 establishes a single five-step model framework for

Management’s Discussion and Analysis	Page 33

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. The Company applied IFRS 15 using the modified retrospective transition approach, where the cumulative impact of the application, if any, was recognized in retained earnings and comparative period balances were not restated.

IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer. The Company concluded there is no change in the timing of revenue recognition of its concentrate sales under the new standard as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. As such, no adjustment was required to the Company's financial statements.

Additionally, IFRS15 requires entities to apportion price attributable to contracts from customers to distinct performance obligations on a relative standalone selling price basis. In accordance with the terms of the Company’s concentrate sales contracts, customers are required to arrange and pay for transportation to pick up the concentrates at the Company’s milling facilities. As such, no distinct service was provided and price apportionment was not required.

IFRS 15 requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold and the retroactive pricing adjustment for the new pricing terms are not significant and does not constrain the recognition of revenue.

The Company concluded after review of its revenue streams and underlying contracts with customers that the adoption of IFRS 15 has no material impact on the Company’s financial statements.

Other narrow scope amendments

The Company adopted IFRIC interpretation 22 – Foreign currency transactions and advance consideration, and narrow scope amendments to IFRS 2 – Share-based payment, which did not have a material impact on the Company’s financial statements.

(b) Accounting standards not yet effective

IFRS 16 – Lease

IFRS 16 – Leases (“IFRS 16”) was issued by the IASB and will replace Leases (“IAS 17”) and determining whether an arrangement contains a lease (“IFRIC 4”). IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting for contracts that are or contain a lease, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15.

The Company will apply IFRS 16 on April 1, 2019 retrospectively, with the cumulative effect of initially applying the standard as an adjustment to retained earnings and no restatement of comparative information. The Company has elected to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight basis for short term leases (lease term of 12 months or less) and low value assets. The Company has also elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short term lease.

Management’s Discussion and Analysis	Page 34

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Upon adoption of IFRS 16, the Company expects to recognize additional right of use assets and lease liabilities related to the Company’s office rentals. Based on the Company’s assessment of the expected impact of IFRS 16, the Company expects that the adoption of the new standard will result in recognition of additional lease receivable, right of use asset and lease liabilities of approximately $414, $360, and $1,642, respectively, and the cumulative adjustments to retained earning and accumulated other comprehensive income of $(1,068) and $200, respectively. The Company does not expect there will be a material impact to the consolidated statements of cash flow.

16.	Other MD&A Requirements

Additional information relating to the Company:

(a) may be found on SEDAR at www.sedar.com;

(b) may be found at the Company’s website www.silvercorpmetals.com;

(c) may be found in the Company’s Annual Information Form; and,

(d) is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2019.

17.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a) Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 170,000,552 common shares with a recorded value of $231.5 million

Shares subject to escrow or pooling agreements - $nil.

(b) Options

As at the date of this MD&A, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
30,000	5.58	2020-02-24
143,000	4.34	2019-09-18
830,000	3.63	2020-01-18
1,120,000	3.40	2021-08-24
1,000,000	3.36	2020-10-02
1,022,500	3.23	2021-03-12
675,000	2.60	2021-11-16
143,656	1.76	2019-10-14
104,000	1.75	2019-05-29
1,254,260	1.43	2020-06-02
6,322,416

18.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves

Management’s Discussion and Analysis	Page 35

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

and mineral resources; political risks; and environmental risks.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; and Audited Consolidated Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

  Metal Price Risk

The Company’s sales prices for lead and zinc pounds are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; gold ounces are fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and cost of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

  Permits and licenses

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted or renewed in a timely and/or economical manner, or at all.

  Title to properties

With respect to the Company’s Chinese properties, while the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral

Management’s Discussion and Analysis	Page 36

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

properties or mining concessions may be severely constrained. The Company’s mineral properties in China have not been surveyed, and the precise location and extent thereof may be in doubt.

  Operations and political conditions

All the properties in which the Company has an interest are located in China, which has different regulatory and legal standards than those in North America. Even when the Company’s mineral properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition and harassment from local miners, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits.

All the Company’s operations are located in China. These operations are subject to the risks normally associated with conducting business in China. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

  Regulatory environment in China

The Company conducts its operations in China. The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

Management’s Discussion and Analysis	Page 37

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

  Environmental risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations.

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries, including China, is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entail uncertain cost.

  Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation:

(i) environmental hazards;

(ii) discharge of pollutants or hazardous chemicals;

(iii) industrial accidents;

(iv) failure of processing and mining equipment;

(v) labour disputes;

(vi) supply problems and delays;

(vii) encountering unusual or unexpected geologic formations or other geological or grade problems;

(viii) encountering unanticipated ground or water conditions;

(ix) cave-ins, pit wall failures, flooding, rock bursts and fire;

(x) periodic interruptions due to inclement or hazardous weather conditions;

(xi) equipment breakdown;

(xii) other unanticipated difficulties or interruptions in development, construction or production; and

(xiii) other acts of God or unfavourable operating conditions.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

Management’s Discussion and Analysis	Page 38

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

19.	Corporate Governance, Safety, Environment and Social Responsibility

(a) Governance

The Company adheres to high standards of corporate governance and closely follows the requirements established by both the Canadian Securities Administrators and the SEC. We believe that our current corporate governance systems meet or exceed these requirements.

Our Board oversees the direction and strategy of the business and the affairs of the Company. The Board is comprised of five directors, and as at March 31, 2019 and the date of this MD&A, four of them are independent, and one is a female. The Board’s wealth of experience allows it to effectively oversee the development of corporate strategies and the key risks of the business, provide management with long-term direction, consider and approve major decisions, oversee the business generally and evaluate corporate performance. The Corporate Governance and Nominating Committee, appointed by the Board, oversee the effective functioning of the Board and the implementation of governance best practices.

We believe that good corporate governance is essential to the effective performance of the Company, and plays a significant role in protecting the interests of all stakeholders while helping to maximize value.

(b) Health, Safety, and Environment

The Company highly values ecological and environmental protection, as well as ensuring a safe workplace for all employees and contractors, at all of our sites. These corporate philosophies tie directly into the emphasis on efficient process design and management across all aspects of the operation. Significant, ongoing efforts are made to identify and minimize risks, as well as streamline the collection, monitoring and reporting of data. A social media platform that was developed in-house in 2014, the “Enterprise-Blog”, is an instrumental tool used to ensure all mandatory procedures are being performed. In addition, during the year ended March 31, 2019, the Company invested $1.0 million in an on-line, real time, monitoring and GPS system to further the goal of creating an “intelligent mine”.

The Company has remained focused on sustainable development since its inception and is dedicated to fulfilling our environmental goals and responsibilities for the communities where it operates. Silvercorp takes practical measures to minimize the operational impacts on the environment and specific initiatives undertaken during the year ended March 31, 2019 include:

  invested $0.6 million to improve the tailing management facilities; and

  re-forested more than 48,000 square metres through land reclamation and environmental restoration projects.

The Company is dedicated to minimizing the potential health and safety risks faced by employees and contractors. During the year ended March 31, 2019, the Company reviewed and refined all standard procedures at our mines and milling facilities and identified any potential risks associated with each step of the operations. In Fiscal 2019, the Company:

  invested $0.4 million to improve the fire prevention system and equipment;

  invested $0.6 million to improve the explosive storage facilities;

  for workers where comparable data is available, achieved a 26% reduction in the lost time injury rate; and

  provided health and safety training to more than 36,000 man sessions.

(c) Social Responsibility and Economic Value

The Company is committed to creating sustainable value in the communities where our people work and live. Guided by research conducted by our local offices, the Company participates in, and

Management’s Discussion and Analysis	Page 39

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

contributes to numerous community programs that typically center on education and health, nutrition, environmental awareness, local infrastructure and fostering additional economic activity. In addition to the approximately $38.4 million in taxes and fees paid to various levels of government in China, in fiscal 2019, the Company:

  donated $0.7 million to over 600 families in a local community to help alleviate poverty;

  donated $0.3 million to a local community for road construction and social activities;

  supported 24 Chinese students with scholarships to further their educations; and

  invested $1.0 million to construct a 7,600 square metre concrete facility for mining contractors’ accommodations.

20.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2019, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports the Company filed or submitted under United States and Canadian securities legislation were recorded, processed, summarized and reported within the time periods specified in those rules.

21.	Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of internal controls. The Company’s internal control over financial reporting includes:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

  providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Based on this evaluation, management concluded that the Company’s internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by COSO was effective as of March 31, 2019 and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

Management’s Discussion and Analysis	Page 40

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

No matter how well it’s designed, however, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The effectiveness of the Company’s internal control over financial reporting as of March 31, 2019 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, who has also issued a report on the internal controls over financial reporting.

22.	Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the period ended March 31, 2019 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

23.	Directors and Officers

As at the date of this report, the Company’s directors and officers are as follows:

Directors	Officers

Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer

Yikang Liu, Director	Derek Liu, Chief Financial Officer

Paul Simpson, Director	Yong-Jae Kim, General Counsel & Corporate Secretary

David Kong, Director	Lon Shaver, Vice President

Marina A. Katusa, Director

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District and the GC Mine ; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

Management’s Discussion and Analysis	Page 41

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2019
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

  fluctuating currency exchange rates;

  increasing labour cost;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 42